UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File No. 001-41883

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 2529 6878

Email: claireluk@roma-international.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Entry into an At the Market Offering Agreement

On June 15, 2026, Roma Green Finance Limited (the “Company”) entered into an At the Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC as the sole and exclusive sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, its Class A ordinary shares, through or to the Sales Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for an aggregate offering price of up to US$200,000,000 (the “Offered Shares”).

Any Offered Shares offered in the ATM Offering will be issued pursuant to the Company’s registration statement on Form F-3 (File No. 333-293449) and the prospectus contained therein, declared effective by the Securities and Exchange Commission (the “SEC”) on February 27, 2026, and the prospectus supplement dated June 15, 2026. Subject to the terms and conditions included in the Sales Agreement, the Sales Agent has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Offered Shares pursuant to the Sales Agreement from time to time, based upon instructions from the Company, including any price, time or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any Offered Shares under the Sales Agreement. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Offered Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act.

The Company and the Manager shall each have the right to terminate this Agreement at any time upon ten (10) Business Days’ prior written notice.

The Company has agreed to pay the Sales Agent a commission rate up to 3.0% of the gross sales price from each sale of Offered Shares pursuant to the ATM Agreement and has agreed to customary indemnification and contribution rights in favor of the Sales Agent.

Additionally, the Company has agreed to reimburse the Sales Agent for certain specified expenses. The Sales Agreement contains customary representations and warranties and conditions to the sale of the Offered Shares thereunder.

A copy of the opinion of Conyers Dill & Pearman, the Cayman Islands counsel to the Company, relating to the legality of the issuance and sale of the Offered Shares under the Sales Agreement is attached as Exhibit 5.1 to this Report on Form 6-K.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (File No. 333-293449) declared effective by the Securities and Exchange Commission on February 27, 2026 and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Conyers Dill & Pearman, Cayman Islands Counsel to the Company
10.1	Sales Agreement dated June 15, 2026, between the Company and the Sales Agent
23.1	Consent of Conyers Dill & Pearman, Cayman Islands Counsel to the Company (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 15, 2026

Roma Green Finance Limited

By:	/s/ Luk Huen Ling Claire
Name:	Luk Huen Ling Claire
Title:	Chairlady, Executive Director and Chief Executive Officer